

April 16, 2013

<u>Via E-mail</u>
Ivan Trifunovich
President and Chief Executive Officer
WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

> **Re:** **WaferGen Bio-systems, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed April 4, 2013**
> **File No. 333-175507**

Dear Dr. Trifunovich:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Prospectus</u>

1.   Your post-effective amendment must include the complete prospectus as amended – not merely a prospectus supplement. See Securities Act Rule 472(b). Please amend your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark R. Busch